Subject: Action Required: Upcoming Routine Voting Proxy

Dear [Client’s Name],

I hope this message finds you well.

We are reaching out to inform you that you will soon receive a voting proxy requiring your attention. Although the matters to be voted on will not materially affect your or your clients’ investment, they are essential for ensuring that we continue to manage our shared investments effectively.

We kindly request that you review the proxy details upon receipt and submit your vote as soon as possible. If applicable, please also encourage your clients to vote. Your prompt response will greatly assist us in achieving quorum efficiently and minimizing the need for additional proxy solicitation by us, or by our proxy partner, Okapi Partners.

Should you have any questions or need further assistance, please do not hesitate to reach out. We appreciate your prompt attention to this matter and value your continued partnership.

Warm regards,

[Your Full Name]

[Your Position]

[Your Contact Information]

[Company Name]

Subject: Action Required: Upcoming Routine Voting Proxy

Dear [Client’s Name],

I hope this message finds you well.

You’ll soon receive a voting proxy that requires your attention. While the matters to be voted on will not materially affect your or your clients’ investment, they are crucial for keeping our shared investments on track. We understand that dealing with proxies can be frustrating, and we appreciate your patience.

To help us minimize the hassle of proxy solicitors and get straight to the important work, we kindly ask that you review the proxy details upon receipt and submit your vote as soon as possible. If you have clients who also need to vote, a gentle nudge from you would be greatly appreciated. Your prompt response will help us achieve quorum quickly and keep everything running smoothly while also minimizing the need for additional proxy solicitation by us, or by our proxy partner, Okapi Partners.

If you have any questions or need a break from the proxy process, please feel free to reach out. We’re here to assist and are grateful for your continued support and partnership.

Warm regards,

[Your Full Name]

[Your Position]

[Your Contact Information]

[Company Name]

Subject: Action Required: Upcoming Proxy Vote for Important Matters

Dear [Shareholder’s Name],

I hope this message finds you well.

We are writing to inform you that a proxy vote is approaching concerning matters related to the management of the Jensen funds. While the proposals to be voted on will not materially affect your investment, your participation is crucial for ensuring that we can proceed smoothly with these important decisions.

To facilitate a timely and efficient process, we kindly request that you review the proxy materials upon receipt and submit your vote at your earliest convenience. Your prompt response will assist us in reaching quorum quickly and minimize the need for additional proxy solicitation by us, or by our proxy partner, Okapi Partners.

If you have any questions regarding the proxy materials or the voting process, please do not hesitate to contact us. We appreciate your attention to this matter and your continued support.

Best regards,

[Your Full Name]

[Your Position]

[Your Contact Information]

[Company Name]

Subject: Action Required: Upcoming Proxy Vote – Your Quick Response Needed!

Dear [Shareholder’s Name],

I hope this message finds you well.

Heads up! You’ll soon receive a proxy vote for some matters concerning the Jensen funds. While the proposals to be voted on will not materially affect your or your clients’ investment, they are crucial for keeping things running smoothly. We promise this is as exciting as it gets in the world of fund management!

To help us avoid the extra paperwork and endless follow-ups, we kindly ask that you review the proxy materials upon receipt and cast your vote as soon as possible. If you have clients who also need to vote, a little nudge from you would be greatly appreciated. Your prompt action will help us achieve quorum quickly and save everyone from the hassle of additional solicitation by us, or by our proxy partner, Okapi Partners.

If you have any questions or need a break from the thrill of proxy voting, feel free to reach out. We appreciate your speedy response and your continued support.

Warm regards,

[Your Full Name]

[Your Position]

[Your Contact Information]

[Company Name]

Subject: Important Proxy Vote – We Promise It’s Less Exciting Than It Sounds!

Dear [Shareholder’s Name],

I hope you’re well!

You’ll soon receive a proxy vote for the Jensen funds, and while we know proxy voting doesn’t exactly scream excitement, it’s a crucial part of managing our funds efficiently. Think of it as a small, necessary task that helps keep the wheels turning.

To help us avoid endless follow-ups, we kindly ask that you review the proxy materials upon receipt and cast your vote as soon as possible. If you have clients who also need to vote, a little nudge from you would be greatly appreciated. Your prompt action will help us achieve quorum quickly and save everyone from the hassle of additional solicitation by us, or by our proxy partner, Okapi Partners.

If you have any questions or need a distraction from the thrill of proxy voting, don’t hesitate to get in touch. We appreciate your prompt attention and your continued support!

Sincerely,

[Your Full Name]

[Your Position]

[Your Contact Information]

[Company Name]

Subject: Action Required: Upcoming Proxy Vote for Important Matters

Dear [Shareholder’s Name],

I hope this message finds you well.

We are writing to inform you that a proxy vote is approaching concerning matters related to the management of the Jensen funds. While the proposals to be voted on will not materially affect your investment, your participation is crucial for ensuring that we can proceed smoothly with these important decisions.

To facilitate a timely and efficient process, we kindly request that you review the proxy materials upon receipt and submit your vote at your earliest convenience. Your prompt response will assist us in reaching quorum quickly and minimize the need for additional proxy solicitation by us, or by our proxy partner, Okapi Partners.

If you have any questions regarding the proxy materials or the voting process, please do not hesitate to contact us. We appreciate your attention to this matter and your continued support.

Best regards,

[Your Full Name]

[Your Position]

[Your Contact Information]

[Company Name]